SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                         -------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                        -------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                        -------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F   X    Form 40-F
                                         ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No   X
                                     ---      ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Message to shareholders of World Heart Corporation (the "Company") in connection with the Company's financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, in each case for the fiscal quarter ending March 31, 2003.

2. Financial statements (unaudited) of the Company for the fiscal quarter ending March 31, 2003.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company for the fiscal quarter ending March 31, 2003.

WORLDHEART



First Quarter 2003 Message To Shareholders

In August 2002 World Heart Corporation (WorldHeart) announced its strategy to build market share and achieve operating profitability based on Novacor(R) LVAS, and to invest in the next-generation HeartSaverVAD(TM) for commercial introduction in 2006.

The first quarter of 2003 began the first full year of this four-year program. The results in the first quarter were very significant and positive:

o Revenues reached a record level of $3.15 million with gross margin of $.561 million, compared with $2.6 million revenues and $.039 million gross margin for the same quarter a year ago.

o Revenue growth reflected the growing record of Novacor(R) LVAS reliability and durability, response in Europe and Canada to the new ePTFE inflow conduit, and initial shipments to Japan following import license approval. Shipments to these markets increased by 60% over one year ago and over the prior quarter.

o Commercial approval of the ePTFE conduit was received from the U.S. Food and Drug Administration (FDA) during the first quarter and the resulting positive sales impact is expected for the second quarter and beyond.

o A major presentation of ePTFE results is scheduled for the International Society for Heart and Lung Transplantation (ISHLT), in Vienna, Austria in April.

o    Regulatory activity was very significant with:

     o    Import license approval for Japan;
     o    ePTFE approval for both US and Canada;
     o    Continued   interaction  with  the  FDA  respecting   Novacor(R) LVAS
          Premarket Supplement for Destination Therapy, and;
     o Submission to FDA and Canada's Health Protection Branch, for approval of Novacor enhancements, already approved in Europe, and which deliver increased comfort and convenience from smaller and lighter external components, and from quieter pump operation.

o Manufacturing costs and output capacity were the focus of a program that will result in an estimated 25% unit cost reduction and increased output over the next 18 months. This program will include both refinements in Oakland-based manufacturing operations and production of certain components in WorldHeart's Ottawa facility.

The approvals for the Novacor(R) LVAS enhancements are expected before year-end and work is continuing to achieve expanded approval for long-term use of Novacor(R) LVAS in the United States.

Novacor(R) LVAS continues to set the standard for reliability and durability. On February 13th, Mr. Giordano Luppi of Capri, Italy celebrated his fifth anniversary of Novacor(R) LVAS support, a world record. Mr. Luppi is very active in both his business and personal life, and received his second Novacor(R) LVAS in a scheduled procedure one month following the fourth anniversary of his original implant.

These achievements were accompanied in the quarter by announcements by the U.S. Centers for Medicare and Medicaid Service (CMS) and its Coverage Advisory Committee, indicating support for reimbursement for implantation of pulsatile Left Ventricular Assist Devices (LVADs) in end-stage heart failure patients who are not candidates for cardiac transplantation. If, and when the FDA approves an expanded indication for Novacor(R) LVAS, there should be little, if any gap, between such approval and availability of reimbursement.

These internal and external factors made the first quarter a very positive one for the commercial operations of the Corporation.

Major progress was also achieved in development of the next-generation HeartSaver VAD(TM) . The device is designed to be small (350 ml) and pulsatile. Direct magnetic activation of a single pusher plate causes the blood to fill into and eject from the blood chamber, without the need for a volume compensator and without bearings or other mechanisms. The result is expected to be a highly reliable, durable and efficient pulsatile device. Utilizing remote power and data transfer, the system can be totally implanted. Initial in vivo and in vitro tests are planned for third quarter, formal pre-clinical trials for 2004 and clinical trials in 2005.

WorldHeart increased its capital by $13 million during the first quarter with $3 million of equity and $10 million of debt, which is due at the end of July. The Corporation intends to raise additional capital in the second and third quarters of 2003. The success of Novacor(R) LVAS both in regulatory approvals and in revenue growth has been reflected in increased interest by the capital market. Share price has increased somewhat from its low of 76 cents in November to a trading to a high of $1.99 during March, ending the quarter at $1.42. Management believes that removal of the funding risk through additional capital investment will add to shareholder value.

The second quarter and the balance of this year will be focused on increasing sales of Novacor(R) LVAS, reducing manufacturing and other operating costs to expand gross margins, completing the regulatory process for Novacor(R) LVAS, advancing HeartSaverVAD(TM) within announced time-frames and specifications, reducing overall cash usage and implementing one or more capital transactions that will remove the financing risk from the Corporation.


/s/  Roderick M. Bryden                    /s/  Dr. Tofy Mussivand

Roderick M. Bryden                         Dr. Tofy Mussivand
President & Chief Executive Officer        Chairman and Chief Scientific Officer

WORLD HEART CORPORATION


Unaudited Financial Statements
For the three month period ended March 31, 2003

WORLD HEART CORPORATION
Consolidated Balance Sheets
(Canadian Dollars)

-------------------------------------------------------------------------------------------
                                                                March 31,     December 31,
                                                                     2003             2002
-------------------------------------------------------------------------------------------
                                                              (unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                 $      198,964     $    248,181
 Accounts and other receivables                                 2,865,577        2,131,537
 Tax credit receivable                                          1,100,000        2,770,000
 Prepaid expenses                                                 688,628          342,944
 Inventory                                                      5,614,715        6,235,702
                                                       ------------------------------------
                                                               10,467,884       11,728,364
Cash pledged as collateral for lease                            1,100,850        1,183,200
Capital assets                                                  3,995,433        4,244,371
Goodwill                                                       22,273,407       22,273,407
Intangible assets                                               3,308,336        5,138,962
Other assets                                                    2,132,930          477,609
                                                       ------------------------------------

                                                            $  43,278,840     $ 45,045,913
                                                       ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities                  $  12,030,292     $ 15,075,304
  Accrued compensation                                          2,487,252        2,622,849
  Short-term loan                                                       -        2,018,937
  Current portion of capital lease                                 21,300           63,829
  Senior debt                                                   7,103,562                -
  Subordinated debt                                             3,044,383                -
                                                       ------------------------------------
                                                               24,686,789       19,780,919
Preferred shares                                               69,577,193       72,750,188
                                                       ------------------------------------
                                                               94,263,982       92,531,107
                                                       ------------------------------------

Shareholders' equity (deficiency)
Common shares
  Issued and outstanding - 20,950,877
  (December 31, 2002 - 17,970,127)                             93,824,096       87,788,808
Special warrants and rights                                             -        3,420,016
Contributed surplus                                            43,144,474       40,683,222
Accumulated deficit                                         (187,953,712)    (179,377,240)
                                                       ------------------------------------
                                                             (50,985,142)     (47,485,194)
                                                       ------------------------------------

                                                            $ 43,278,840     $  45,045,913
===========================================================================================

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)

---------------------------------------------------------------------------------------

                                                              Three months ended
                                                             March 31,     March 31,
                                                              2003            2002
---------------------------------------------------------------------------------------
                                                             (unaudited)   (unaudited)

Revenue (Note 7)                                          $  3,149,491    $  2,619,084
                                                        -------------------------------

Cost of goods sold
   Direct materials and labour                              (1,642,326)     (1,085,934)
   Overhead and other                                         (946,265)     (1,494,058)
                                                        -------------------------------
                                                            (2,588,591)     (2,579,992)
                                                        -------------------------------
Gross margin                                                    560,900          39,092
                                                        -------------------------------
Expenses
   Selling, general and administrative                      (2,264,254)     (2,109,502)
   Research and development                                 (6,811,284)     (7,377,304)
   Amortization of intangibles                              (1,830,626)     (1,830,626)
                                                        -------------------------------
                                                           (10,906,164)    (11,317,432)
                                                        -------------------------------
Loss before the undernoted                                 (10,345,264)    (11,278,340)

Other income (expenses)
   Foreign exchange gain (loss)                               5,255,640        (57,812)
   Investment income                                              7,436          76,263
   Interest expense and financing costs                     (3,494,284)     (1,889,036)
                                                        -------------------------------

Net loss for the period                                     (8,576,472)    (13,148,925)

Accumulated deficit, beginning of the period              (179,377,240)   (129,616,101)
                                                        -------------------------------

Accumulated deficit, end of the period                   $(187,953,712) $ (142,765,026)
                                                        ===============================

Weighted average number of common shares
outstanding                                                  20,665,020      17,162,927
                                                        ===============================

Basic and diluted loss per common share                        $ (0.42)        $ (0.77)
=======================================================================================

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)

----------------------------------------------------------------------------------------------------------------

                                                                                     Three months ended
                                                                                 March 31,          March 31,
                                                                                  2003                2002
----------------------------------------------------------------------------------------------------------------
                                                                               ( unaudited)        (unaudited)

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                                       $(8,576,472)     $ (13,148,925)
   Items not involving cash -
      Amortization and depreciation                                                 2,545,783          2,264,032
      Interest on preferred shares and debt                                         2,092,102          1,889,036
      Reserve for tax credit receivable                                             1,670,000                  -
      Unrealized foreign exchange loss                                                 82,350                  -
      Issuance of options and warrants for services and financing costs               849,252                  -
      Foreign exchange gain on preferred shares                                   (5,117,152)                  -
   Change in operating components of working capital                              (3,408,517)          (382,691)
                                                                               ---------------------------------

                                                                                  (9,862,654)        (9,378,548)
                                                                               ---------------------------------

Investing activities
   Redemption of short-term investments                                                     -          6,881,300
   Purchase of capital assets                                                        (57,859)          (221,901)
                                                                               ---------------------------------
                                                                                     (57,859)          6,659,399
                                                                               ---------------------------------

Financing activities
   Capital lease repayments                                                          (42,529)           (39,505)
   Repayment of short-term loan                                                   (2,018,937)                  -
   Senior and subordinated loan proceeds, net of issue costs of $451,682           9,548,318                   -
   Payment of expenses relating to the issue of special warrants                           -            (77,058)
   Issuance of common shares through private placement, net of issue
        costs of $384,728                                                          2,615,272                   -
                                                                               ---------------------------------
                                                                                  10,102,124           (116,563)
                                                                               ---------------------------------

Effect of exchange rate changes on cash and cash equivalents                       (230,828)             45,993
                                                                               ---------------------------------

Change in cash and cash equivalents for the period                                  (49,217)         (2,789,719)

Cash and cash equivalents beginning of the period                                    248,181          15,345,159
                                                                               ---------------------------------
Cash and cash equivalents end of the period                                      $   198,964       $  12,555,440
================================================================================================================

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLDHEART
Notes to the Financial Statements
Three months ended March 31, 2003

1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the Corporation or WorldHeart) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as of March 31, 2003, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional financing. The Corporation is currently pursuing such options. There can be no assurance that the Corporation will be successful in securing financing.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.   Significant Accounting Policies

(a)  Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2002.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

WORLDHEART
Notes to the Financial Statements
Three months ended March 31, 2003

3.   Tax Credit Receivable

The tax credit receivable relates to the Ontario Business Research Institute tax credit program. The Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001 which was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. This claim was audited by the Ontario Government's Ministry of Finance and the Ministry has now issued a preliminary audit assessment reducing the amount claimed. The proposed reduction relates to the Ministry's assertion that the Corporation and CVD were connected and, therefore, ineligible under the program prior to mid May 1999 and relating to the proposed disallowance of certain expenditures. The Corporation has recorded a reserve in the amount of $1.7 million during the quarter which represents its best estimate of the disputed amounts. This reserve has been recorded in research and development expense.


4.   Goodwill and Other Intangible Assets

The cost and accumulated amortization of the Corporation's other intangible assets as of March 31, 2003 and December 31, 2002 are as follows:

---------------------------------------------------------------------------------------------
                                                             March 31, 2003
                                      -------------------------------------------------------
                                                               Accumulated          Net Book
                                                 Cost         Amortization             Value
---------------------------------------------------------------------------------------------
Purchased technology                     $ 17,043,321         $ 14,398,624       $ 2,644,697
Other intangible assets                     6,436,678            5,773,039           663,639
                                      -------------------------------------------------------

                                         $ 23,479,999         $ 20,171,663       $ 3,308,336
=============================================================================================
=============================================================================================

                                                             December 31, 2002
                                      -------------------------------------------------------
                                                               Accumulated          Net Book
                                                 Cost         Amortization             Value
---------------------------------------------------------------------------------------------

Purchased technology                     $ 17,043,321         $ 13,089,658       $ 3,953,663
Other intangible assets                     6,436,678            5,251,379         1,185,299
                                      -------------------------------------------------------

                                         $ 23,479,999         $ 18,341,037       $ 5,138,962
=============================================================================================

WORLDHEART
Notes to the Financial Statements
Three months ended March 31, 2003

5.   Private Placement

In separate closes on January 3, 2003 and January 8, 2003, the Corporation completed private placements totalling 2,343,750 units (Units) at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $1.60 per share for a period of five years.

The Corporation granted to the placement agent 234,374 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $1.60 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $1.60 per common share.


6.   Senior and Subordinated Debt

On January 29, 2003, the Corporation entered into a senior loan agreement totalling $7,000,000 and a subordinated loan agreement totalling $3,000,000 (Loans). The Loans will mature on July 31, 2003 and bear interest rates of 18% per annum payable monthly. The loans are to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 3,000,000 warrants with each warrant exercisable into one common share for a period of five years at a price of $1.60 per share. The Corporation has recorded these warrants in contributed surplus at fair value. The lenders' fee and fair market value of the warrants have been recorded as deferred financing costs in other assets. These deferred financing costs are amortized to interest expense and financing costs over the term of the Loans. As collateral for the Loans the Corporation entered into general security agreements over all of its assets.


7.   Edwards LifeSciences Agreements

In the fiscal year ended December 31, 2000, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2,000,000, less actual gross margin, annually to Edwards in guaranteed gross profit on sales, where such sales are less than US$10,000,000 per year. The Corporation accounts for any shortfall of the guaranteed gross margin on sales as a reduction of revenue. No shortfall has been recorded relating to fiscal 2003 and subsequent periods as management has estimated that projected sales volumes are sufficient to satisfy the minimum guaranteed amount.

WORLDHEART
Notes to the Financial Statements
Three months ended March 31, 2003

Revenue is determined as follows:

       ------------------------------------------------------------------------------------
                                                                Three months ended
                                                  -----------------------------------------
                                                        March 31, 2003      March 31, 2002
       ------------------------------------------------------------------------------------
       Gross revenue                                         $ 3,149,491        $ 2,619,084
       Less: Edwards guarantee fee                                     -                  -
                                                  -----------------------------------------

       Net revenue                                           $ 3,149,491        $ 2,619,084
       ====================================================================================

At March 31, 2003 the Corporation had amounts owing to Edwards totaling $785,955 (December 31, 2002 - $2,744,648) and amounts receivable from Edwards totaling $2,057,578 (December 31, 2002 - $1,610,702).


8.   Stock Options

Effective January 1, 2002 the Corporation adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose proforma net income and proforma earnings per share, as if the fair value based method of accounting has been used to account for these stock based awards. The estimated share based compensation costs based on stock options granted to directors and employees and the proforma net loss and earnings per share are as follows:

       -----------------------------------------------------------------------------------
                                                                Three months ended
                                                  ----------------------------------------
                                                        March 31, 2003      March 31, 2002
       -----------------------------------------------------------------------------------
       Net loss for the period                           $ (8,256,472)      $ (13,148,925)
       Estimated share based compensation costs              (587,501)           (606,955)
                                                  ----------------------------------------

       Pro forma net loss                                $ (8,843,973)      $ (13,755,880)
                                                  ========================================

       Pro forma basic loss per share                    $      (0.43)      $       (0.80)
       ===================================================================================

WORLDHEART
Notes to the Financial Statements
Three months ended March 31, 2003

The weighted average fair value of the options issued during the three months ended March 31, 2003 was $1.35 (2002 - $4.48). The fair values of options granted are determined using the Black-Scholes model. For the three months ended March 31, 2003 and 2002 the following weighted average assumptions were utilized:


                                                         2003        2002
                                                       ------------------

       Expected option life, in years                       6           6
       Volatility                                         75%         75%
       Risk free interest rate                          3.65%       3.65%
       Dividend yield                                     Nil         Nil


On March 5, 2003, the board of directors approved a proposal to offer employees, officers, directors and consultants of the Corporation the opportunity to exchange options held by them and granted prior to 2003 (Existing Options), for a reduced number of options (New Options) at a price that more closely reflected the then current trading price.

The Corporation has a maximum of 3,530,000 shares that can be issued under the Employee Stock Option Plan (ESOP). In total, participants under the ESOP have chosen to exchange a total of 848,287 Existing Options for 165,623 New Options.

Subsequent to quarter, end the Corporation submitted the option exchange proposal to the Toronto Stock Exchange for approval. Approval of the shareholders is also required with respect to option exchanges for persons considered to be insiders of the Corporation including the Corporation's executive officers and members of the Board of Directors.

9.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

WORLDHEART
Notes to the Financial Statements
Three months ended March 31, 2003

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2002.

The following presents segment operating results for the three months ended March 31, 2003 and March 31, 2002.

----------------------------------------------------------------------------------------------------------------
                             Three months ended March 31, 2003           Three months ended March 31, 2002
                           -------------------------------------------------------------------------------------
                            Commercial    Research and                 Commercial   Research and
                            operations    development      Total       operations   development        Total
----------------------------------------------------------------------------------------------------------------

Revenue                     $  3,149,491  $         -  $   3,149,491   $  2,619,084  $           -   $ 2,619,084
                           ------------------------------------------ ------------------------------------------

Cost of goods sold:
Direct materials and labour  (1,642,326)            -    (1,642,326)    (1,085,934)              -   (1,085,934)
Overheard and other            (946,265)            -      (946,265)    (1,494,058)              -   (1,494,058)
                           ------------------------------------------ ------------------------------------------

                             (2,588,591)            -    (2,588,591)    (2,579,992)              -   (2,579,992)
                           ------------------------------------------ ------------------------------------------

Gross margin                     560,900            -        560,900         39,092              -        39,092
                           ------------------------------------------ ------------------------------------------

Expenses
Selling, general and
   administrative            (1,126,163)  (1,138,091)    (2,264,254)      (955,937)    (1,153,565)   (2,109,502)

Research and development              -   (6,811,284)    (6,811,284)             -     (7,377,304)   (7,377,304)

Amortization of intangibles    (914,313)    (916,313)    (1,830,626)      (914,313)      (916,313)   (1,830,626)
                           ------------------------------------------ ------------------------------------------
                             (2,040,476)  (8,865,688)   (10,906,164)    (1,870,250)    (9,447,182)  (11,317,432)
                           ------------------------------------------ ------------------------------------------

Loss before the undernoted  $(1,479,576) $(8,865,688)   (10,345,264)  $ (1,831,158)  $ (9,447,182)  (11,278,340)
                           ==========================                 ============================
Other income (expenses),
net                                                        1,768,792                                 (1,870,585)
                                                       -------------                              --------------
Net loss for the period                                $ (8,576,472)                              $ (13,148,925)
================================================================================================================


10.  Subsequent events

(a)  Private Placement

On April 2, 2003 the Corporation issued 1,000,000 common shares at a price of $1.60 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 warrants were issued. These warrants are exercisable into common shares of the Corporation at $1.60 per share until April 2, 2008.

WORLDHEART
Notes to the Financial Statements
Three months ended March 31, 2003

(b)  Amendment to Technology Partnerships Canada Contribution Agreement

During 2002, the Corporation's HeartSaverVAD (TM) (HeartSaver) development programs were merged into a new optimized HeartSaver program. As a result, the Corporation requested an amendment to the contribution agreement with Technology Partnerships Canada (TPC) such that activities relating to the optimized HeartSaver program would be eligible for reimbursement under an amended contribution agreement. On May 21, 2003, subsequent to quarter end, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. In addition, the royalty payable to TPC was amended to equal 0.65% of consolidated revenues of the Corporation commencing January 1, 2004.

11.  New Accounting Pronouncements

In December 2001, the CICA issued AcG 13 - "Hedging Relationships" ("AcG 13"). The guideline presents the views of the Canadian Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline is effective for all fiscal years beginning on or after July 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation. The Corporation does not believe that the adoption of this guideline will have a material impact on its results of operations or financial position as it does not currently apply hedge accounting.

In December 2002, the CICA issued CICA 3475 - "Disposal of long-lived assets and discontinued operations" ("CICA 3475"). This section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. The recommendations in this section should be applied to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with early adoption encouraged.

In December 2002, the CICA issued CICA 3063 - "Impairment of long-lived assets" ("CICA 3063"). This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The Recommendations in this Section should be applied prospectively for years beginning on or after April 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation, with earlier application encouraged.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion is an update of management's discussion and analysis for the year ended December 31, 2002, and includes a discussion of the results of operations and cash flows for the three months ended March 31, 2003. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars.

The discussion and comments contained hereunder, include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a medical device company currently focused on the development and commercialization of implantable pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor
LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver program originated from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method and World Heart Inc.'s operating results have been included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During the first quarter of 2003 there were several events which are expected to have a positive impact on delivery of the Corporation's key strategic objectives, as follows:

     o the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the device, was approved for use in the U.S. by the Food and Drug Administration (FDA) and for use in Canada by Health Canada;
     o the Corporation submitted a PMA Supplement to the FDA in the United States and a submission to Health Canada seeking approval for enhancements to its Novacor(R) LVAS (left ventricular assist system) in both countries; and
     o the Corporation completed $13 million (gross) of debt and equity financings.


RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

                       Consolidated results of operations

----------------------------------------------------------------------------------------------------------
                                                    Three months     As a %      Three months       As a %
                                                ended March  31,   of gross   ended March 31,     of gross
                                                            2003    revenue              2002      revenue
----------------------------------------------------------------------------------------------------------
Revenue                                              $ 3,149,491                  $ 2,619,084
                                               -----------------------------------------------------------
Cost of goods sold
  Direct materials and labour                        (1,642,326)        52%       (1,085,934)          42%
  Overhead and other                                   (946,265)        30%       (1,494,058)          57%
                                               -----------------------------------------------------------
                                                     (2,588,591)        82%       (2,579,992)          99%
                                               -----------------------------------------------------------
Gross margin                                             560,900        18%            39,092           1%

Selling, general and administrative                  (2,264,254)                  (2,109,502)
Research and development                             (6,811,284)                  (7,377,304)
Amortization of intangibles                          (1,830,626)                  (1,830,626)
Foreign exchange gain (loss)                           5,255,640                     (57,812)
Investment income                                          7,436                       76,263
Interest and financing expenses                      (3,494,284)                  (1,889,036)
                                               -----------------------------------------------------------

Net loss                                           $ (8,576,472)               $ (13,148,925)
----------------------------------------------------------------------------------------------------------

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during the first quarter of 2003 increased by 20% from 2002 to $3.1 million. Implant kit unit sales in the first quarter of 2003 were 31 as compared to 27 in the first quarter of 2002. Although the unit sales increased in the first quarter of 2003 the implant kit revenues decreased nominally due to the country sales mix with a higher proportion being sold in Europe in the first quarter of 2003 as compared to the United States; the average selling price in Europe is lower than in the United States. The increase in revenues in the first quarter of 2003 was due to a significant increase in the sales of related equipment which totaled $773,000 which is a 210% increase from the first quarter of 2002. The main factors contributing to the increase were strong European sales of Novacor Plus equipment accessories and sales of new center startup equipment in Japan.

The increase in European sales over the first quarter of 2003 continues the trend observed during the second half of 2002, and is attributed to the European roll-out of ePTFE conduits. Soft first quarter U.S. sales are believed to be a result of certain clinics preferring to wait for an FDA approval of the ePTFE conduits (which occurred during the quarter) and also to concerns about product delivery related to the Corporation's tight working capital position. WorldHeart regards the slowdown in growth of U.S. sales as temporary, in light of the addition and/or re-activation of 14 U.S. clinics during 2002.

Cost of goods sold. For the first quarter of 2003 the overall cost of sales decreased to 82% of gross sales as compared to 99% in the first quarter of 2002.

Direct material and labour costs were 52% of gross sales for the first quarter of 2003 as compared to 42% for the same period in 2002. These costs were proportionately higher in the first quarter of 2003 due to the above-noted lower average selling price on European sales. The increase also reflected higher ancillary equipment sales where direct material costs are a higher proportion of the total cost than the Novacor LVAS.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. For the first quarter ended March 31, 2003 overhead and other costs totaled $946,000 or 30% of sales as compared to $1,494,000 or 57% of sales for the first quarter of 2002. Increases in royalties that correspond with higher sales were more than offset by reductions in indirect manufacturing support costs and direct manufacturing overheads as the Corporation continues to work to reduce manufacturing costs associated with the Novacor LVAS.

The improvement in gross margin for the quarter as compared with the same quarter in 2002 is expected to continue as sales volumes of the Novacor LVAS increase.

Selling,  general  and  administrative.   Selling,  general  and  administrative
expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the three month period ended March 31, 2003 increased by approximately $155,000 or 7% from the same period in 2002. Selling and marketing were approximately $130,000 higher in the first quarter of 2003 as compared to 2002, reflecting increased emphasis on sales and marketing activities as the Corporation seeks to exploit the new regulatory approvals noted above.

The Corporation intends to continue with incremental marketing and promotional activities over the balance of 2003, both with respect to the Novacor LVAS enhancements, and in anticipation of a favorable response by the FDA to the PMA supplement for destination therapy filed late in 2002.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in the first quarter of 2003 were approximately $566,000, or 8%, lower than the first quarter of 2002. Excluding the impact of government assistance, expenses decreased by 42% to $5.1 million in the quarter as compared to $8.8 million in the first quarter of 2002.

     --------------------------------------------------------- -------------------------------
                                                                      Three Months Ended
                                                               -------------------------------
                                                                    March 31,        March 31,
                                                                         2003           2002
     --------------------------------------------------------- ---------------  --------------
     Gross research and development expenses                    $   5,141,284   $   8,816,666
     Government assistance:
          Federal program                                                   -     (1,439,362)
          Provincial program                                        1,670,000               -
                                                               ---------------  --------------


     Net research and development expenses                      $   6,811,284   $   7,377,304
     ========================================================  ===============  ==============

Lower research and development costs are on account of lower Novacor LVAS INTrEPID trial costs in 2003 and the decision that was made in mid 2002 to consolidate the three HeartSaver development programs into one Optimized HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy (AMT); approved for a total of 55 patients or controls, enrolment is almost complete. The Corporation does not expect to request an increase in the size of this trial pending the outcome of its PMA submission for destination therapy, and accordingly the reduced level of associated trial costs is expected to continue. The merged HeartSaver development program resulted in a reduction of research and development-related employees and other research related costs. During the first quarter of 2002 preclinical trial costs for the HeartSaver were also underway.

During the quarter the Corporation did not record any reimbursement claims under its contribution agreement with the federal government's Technology Partnership Canada (TPC) program (2002 - $1.4 million) as, during 2002, a change in the scope of the HeartSaver development program necessitated an amendment to the TPC contribution agreement. On May 21, 2003, subsequent to quarter end, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. In addition, the royalty payable to TPC was amended to equal 0.65% of consolidated revenues of the Corporation commencing January 1, 2004.

The tax credit receivable amount relates to the Ontario Business Research Institute tax credit program. The Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001 which was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. This claim was audited by the Ontario Government's Ministry of Finance and the Ministry has now issued a preliminary audit assessment reducing the amount claimed. The proposed reduction relates to the Ministry's assertion that the Corporation and CVD were connected and therefore ineligible under the program prior to mid May 1999 and to the proposed disallowance of certain expenditures. The Corporation has recorded a reserve in the amount of $1.7 million during the quarter reducing the accrued amount receivable to $1.1 million which represents management's best estimate of the undisputed amounts which will be collectible. This reserve was recorded as a research and development expense.

Foreign exchange gains and losses. WorldHeart recorded a foreign exchange gain of $5.3 million in the first quarter of 2003 as compared to a nominal loss of $58,000 in the first quarter of 2002. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares which are denominated in U.S. dollars. During the first quarter of 2003 the Canadian dollar strengthened by approximately 7% versus the U.S. dollar which resulted in a significant foreign exchange gain.

Investment income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest expense and financing costs. Interest expense and financing costs consist of interest on preferred shares and the costs associated with debt financing transactions entered into during the first quarter of 2003. The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense for the first quarter of 2003 was the same as the first quarter of 2002 at $1.9 million. The increase in interest and financing expenses in the first quarter of 2003 are on account of the completion of the $10 million of senior and subordinated debt transaction and the corresponding interest expense, financing costs and non-cash expensing of warrants issued to the lenders. There were no corresponding expenses in the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

WorldHeart continues to incur large financial losses and will continue to be dependent on its ability to obtain additional capital in order to fund the HeartSaverVAD research and development program and its current commercial operations until they achieve profitability.

Financing transactions. In January 2003, WorldHeart completed financings for gross proceeds of $13 million. These transactions consisted of a private placement of equity of $3 million ($2.6 million net of costs and fees) and debt totaling $10 million. The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit comprises one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable for two years at a price of $1.60 into one WorldHeart common share and one compensation warrant. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007. The debt consisted of a $7 million senior loan and a $3 million subordinated loan. The loans mature on July 31, 2003 and bear an annual interest rate of 18% payable monthly. The Lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets. Of the above noted debt proceeds $2 million plus accrued interest was used to settle a short-term loan entered into in December 2002.

On April 2, 2003, subsequent to the quarter end, the Corporation issued 1,000,000 common shares at a price of $1.60 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 warrants were issued. These warrants are exercisable into common shares of the Corporation at $1.60 per share until April 2, 2008.

Quarter-end liquidity. At March 31, 2003 the Corporation had a working capital deficiency of $14.2 million as compared to a deficiency of $8.1 million at December 31, 2002. The Corporation had available cash of $198,964 versus cash of $248,181 at December 31, 2002.

The decrease in working capital in 2003 and 2002 is the result of an investment of cash and increase in accounts payable in order to fund the research and development activities associated with the HeartSaverVAD and the net losses associated with the Novacor LVAS commercial operations and other general corporate costs as well as a reduction in the tax credit receivable amount.

Cash totaling $1.1 million remains pledged against a US$750,000 letter of credit issued by WorldHeart in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations.

As noted previously WorldHeart completed equity and debt transactions totaling $13 million in the first quarter of 2003. In order to repay the $10 million of collateralized loans which matures July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart expects to complete one or more financing transactions prior to maturity of the debt.

OUTLOOK

External environment. The market for an effective pharmacological, electro-physiological or device treatments for late-stage heart failure has not diminished, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The scope of heart failure is similarly undiminished and is, if anything, increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of who subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and in March, 2003 the Centers for Medicare and Medicaid Services in the U.S. announced the extension of reimbursement coverage for both bridge and destination therapy LVAD use. It is expected to result in increased payments for procedures using such devices with effect by the end of 2003. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere.

Internal environment. The Corporation expects to incur further losses from commercial operations at least until 2004, and from consolidated operations until at least 2006, as it continues its HeartSaver research and development program. In addition, further increases in marketing expenses will result as WorldHeart continues to promote the use of its enhanced Novacor LVAS product in response to both recently received, and anticipated regulatory approvals. These cost increases will potentially be offset by increased net contributions from continuing higher Novacor LVAS sales.

                                   WORLDHEART
                               EXECUTIVE COMMITTEE

    Dr. Tofy Mussivand                          Doug Hillier
    Chairman and                                Senior Vice-President
    Chief Scientific Officer                    Marketing

    Roderick M. Bryden                          Jal S. Jassawalla
    President and                               Senior Vice-President
    Chief Executive Officer                     Research and Development

    Ian W. Malone                               Robert Griffin
    Vice-President Finance and                  Vice-President
    Chief Financial Officer                     Manufacturing

    Daniela (Dani) Kennedy                      Linda Reed Strauss
    Vice-President                              Vice-President
    Corporate Services                          Quality and Regulatory
                                                Affairs


                        WORLDHEART'S TECHNOLOGY PLATFORM

    NOVACOR(R)LVAS (Caution: in the United States, federal law restricts the Novacor(R)LVAS to sale by or on the order of a physician).

                       HEARTSAVERVAD(TM), Not currently available.


    World Heart Corporation                     World Heart Inc.
    1 Laser Street                              7799 Pardee Lane
    Ottawa, Ontario, Canada K2E 7V1             Oakland, California U.S.A. 94621
    Tel: (613) 226-4278                         Tel: (510) 563-5000
    Fax: (613) 226-4744                         Fax: (510) 563-5005


    Investor or general information enquiries:
    Contact: Michelle Banning                   www.worldheart.com
    Canada: (613) 226-4278, ext: 2995           investors@worldheart.com
    U.S.A. : (510) 563-4995                     communications@worldheart.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      World Heart Corporation


         Date: May 29, 2003           By:      /s/  Ian Malone
                                          -------------------------------------
                                          Name:   Ian Malone
                                          Title:  Vice President Finance and
                                                    Chief Financial Officer